SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)*

Endesa, S.A.

(Name of Issuer)

American Depositary Shares, each representing the right to receive one ordinary share, nominal value €1.20 each
Ordinary Shares, nominal value €1.20 each

(Title of Class of Securities)

00029274F1

(CUSIP Number)

ENEL Società per Azioni

Viale Regina Margherita 137

00198 Rome

Italy

Attention: Department of Corporate Affairs

+39 06830 52783

Copy to:

Michael Wolfson

Simpson Thacher & Bartlett LLP

One Ropemaker Street

London EC2Y 9HU

44 207 275 6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13D (as previously amended from time to time, the “Schedule 13D”) filed by ENEL Società per Azioni (“ENEL”) and Enel Energy Europe Società a Responsabilità Limitata (“EEE” and together with ENEL, the “Reporting Persons”), pursuant to a Joint Filing Agreement filed with the original Schedule 13D on March 9, 2007, with respect to the ordinary shares, nominal value €1.20 each (a “Share”), and the American Depositary Shares (the “ADSs”), each representing the right to receive one Share of Endesa, S.A. (“Endesa” or the “Issuer”).  Capitalized terms used and not defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended to add the following supplemental information:

Cooperation Agreement

As previously reported, on March 26, 2007, the Reporting Persons and Acciona entered into the Cooperation Agreement to implement a joint management project for Endesa pursuant to the terms and conditions set forth in the Cooperation Agreement.

An English translation of the Cooperation Agreement is filed as Exhibit 10.1 hereto, and the terms of the Cooperation Agreement are incorporated herein by reference.  The official version of the Cooperation Agreement, which is in Spanish, was filed in the current report number (hecho relevante) 78473 filed by ENEL with the CNMV on March 26, 2007.  All current reports filed by the Reporting Persons and other persons with the CNMV, as well as all public communications and notices from the CNMV itself, are available on the internet at www.cnmv.es.

CNMV Actions

As previously disclosed, the Reporting Persons and Acciona agreed in the Cooperation Agreement that the joint tender offer contemplated in connection with their joint management project for Endesa would be formally commenced as soon as legally possible.  In addition, the Reporting Persons also publicly disclosed in the press release announcing the Cooperation Agreement, issued on March 26, 2007, that the implementation of the transactions contemplated by the Cooperation Agreement, including the joint tender offer, is subject to various conditions, authorizations, contingencies and other significant requirements and constraints deriving from applicable laws and regulations and from the Cooperation Agreement.  In this regard, it should be noted that, as was widely publicly reported, on March 23, 2007, the CNMV passed a resolution stating it would not authorize the commencement of an offer by the Reporting Persons and Acciona until the end of a six-month period following the settlement date of the pending E.ON Tender Offer, unless E.ON abandons the E.ON Tender Offer.  An English translation of the CNMV resolution is attached as Exhibit 99.23 hereto.  On March 27, 2007, by communication dated March 26, 2007, the CNMV confirmed this decision.  An English translation of the CNMV communication of March 27, 2007 is attached as Exhibit 99.24 hereto.

Increase in E.ON Tender Offer Price

On March 26, 2007, prior to the announcement of the execution of the Cooperation Agreement, E.ON issued an ad hoc announcement that it had raised its offer price for Shares and ADSs to €40.00 per Share or ADS, and that it had extended the acceptance period for its offer in Spain to April 3, 2007, and had extended the acceptance period for its offer in the United States to April 6, 2007, midnight (local time New York).

Endesa Board Recommendation

Later that day on March 26, 2007, following the increase of the tender offer price of the E.ON Tender Offer and the announcement of the Cooperation Agreement, Endesa’s board of directors announced that it voted unanimously in favor of the E.ON Tender Offer, and recommended that the shareholders of Endesa tender their Shares in the E.ON Tender Offer.  Endesa filed a current report with the CNMV on March 26, 2007, setting forth this recommendation and the reasons for the recommendation.

Caja Madrid Transaction

Also, on March 26, 2007, Caja de Ahorros y Monte de Piedad de Madrid (“Caja Madrid”), which owns approximately 9.936% of the share capital of Endesa, announced that it had entered into an equity swap agreement with E.ON, which would provide E.ON with economic rights to the Share owned by Caja Madrid for a period of two years.  Caja Madrid announced that, under the terms of the agreement, it will retain the voting rights associated with such Shares for two years, at which point E.ON will have the right to acquire the Shares at €40 per Share.  The agreement is subject to E.ON maintaining the E.ON Tender Offer.  Caja Madrid’s announcement was filed with the CNMV on March 26, 2007.

Legal Proceedings

On March 26, 2007, E.ON, E.ON 12 and BKB AG (collectively, the "E.ON Group") filed a complaint in the United States District Court for the Southern District of New York against the Reporting Persons.  The E.ON Group claims that the Reporting Persons violated United States securities laws in connection with securities of Endesa.  In particular, the E.ON Group alleges that the Reporting Persons (i) made materially false and misleading statements, including filings with the SEC with regard to Endesa securities, (ii) engaged in an unlawful effort to manipulate Endesa's stock price; and (iii) acquired Shares through an unlawful tender offer on February 27, 2007.  The complaint asserts violations of Section 13(d), Rule 14e-8, Section 14(e), and Section 14d of the United States Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.  The E.ON Group seeks a judgment (i) declaring that the schedule 13D and amendments of the Reporting Persons violate Section 13(d); (ii) declaring that the schedule 13D and amendments of the Reporting Persons violate Section 14; (iii) ordering that the Reporting Persons correct the alleged material misstatements and omissions, including by making corrective disclosures with the SEC; (iv) enjoining the Reporting Persons from purchasing or making any arrangement to purchase any Shares, including in connection with the settlement of their Share Swap Transactions with UBS Limited and Mediobanca; (v) requiring that the Reporting Persons offer withdrawal rights to all shareholders who sold Shares to the Reporting Persons in response to their alleged "tender offer" on February 27; (vi) enjoining the Reporting Persons from making any additional material misstatements or omissions in connection with Endesa securities; and (vii) granting such other and further relief as the court may deem just and proper.  The Reporting Persons believe that the claims of the E.ON Group lack merit and intend to fully defend their rights in the litigation. The description of the complaint filed by the E.ON Group contained herein is qualified in its entirety by the actual terms of the complaint, which is attached as Exhibit 99.25 hereto and is incorporated herein by reference.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following supplemental information:

Item 4 of this Amendment No. 5 is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following thereto:

10.1

English translation of the agreement by and between Acciona, S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel Energy Europe S.r.L., dated March 26, 2007, regarding the development of a joint management project for Endesa, S.A. incorporated herein by reference to Exhibit 10.16 of the amendment no. 15 to the statement on Schedule 13D filed by Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on March 28, 2007

99.23

CNMV resolution dated March 23, 2007 and English translation thereof

99.24

English translation of the CNMV communication regarding the agreement between Acciona, S.A. and ENEL S.p.A. over Endesa, S.A., dated March 26, 2007

99.25

Complaint filed on March 26, 2007 by E.ON AG, E.ON Zwölfte Verwaltungs GmbH and BKB AG against ENEL S.p.A. and Enel Energy Europe S.r.L. (Civil Action 07 CV 2446)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 28, 2007

ENEL Società per Azioni

By: /s/ Fulvio Conti
Name:

Fulvio Conti
Title:

Chief Executive Officer

Enel Energy Europe Società
a Responsabilità Limitata

By:

/s/ Claudio Machetti
Name:

Claudio Machetti
Title:

Director

INDEX OF EXHIBITS

Exhibit	Description

10.1.

English translation of the agreement by and between Acciona, S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel S.r.L., dated March 26, 2007, regarding the development of a joint management project for Endesa, S.A. incorporated herein by reference to Exhibit 10.16 of the amendment no. 15 to the statement on Schedule 13D filed by Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on March 28, 2007.

99.1.	Joint Filing Agreement between ENEL S.p.A. and Enel Energy Europe S.r.L. dated March 9, 2007.1

99.2.	Share Swap Transaction dated March 1, 2007 between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A.1

99.3.

Guarantee dated March 1, 2007 by ENEL S.p.A. in favor of UBS Limited in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A.1

99.4.	Share Swap Transaction dated March 1, 2007 between Enel Energy Europe S.r.L. and Mediobanca - Banca di Credito Finanziario S.p.A. in respect of 48,488,949 ordinary shares of Endesa, S.A.1

99.5.

Guarantee dated March 1, 2007 by ENEL S.p.A. in favor of Mediobanca - Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca - Banca di Credito Finanziario S.p.A. in respect of 48,488,949 ordinary shares of Endesa, S.A.1

99.6.	Share Swap Transaction dated March 2, 2007 between Enel Energy Europe S.r.L. and Mediobanca - Banca di Credito Finanziario S.p.A. in respect of 4,500,000 ordinary shares of Endesa, S.A.1

99.7.

Guarantee dated March 2, 2007 by ENEL S.p.A. in favor of Mediobanca - Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca - Banca di Credito Finanziario S.p.A. in respect of 4,500,000 ordinary shares of Endesa, S.A.1

99.8.	International Swaps & Derivatives Association, Inc. Master Agreement.1

99.9.	Brokerage Agreement dated February 27, 2007, between Enel Energy Europe S.r.L. and UBS Limited in respect of 105,800,000 ordinary shares of Endesa, S.A.1

__________________

1 Previously filed with the Original Schedule 13D

99.10.	Structuring Fee Agreement dated March 1, 2007, between Enel Energy Europe S.r.L. and UBS Limited in respect of share swap transactions for ordinary shares of Endesa, S.A.1

99.11.

Press releases issued by ENEL S.p.A., dated February 27, 2007 and February 28, 2007, respectively, incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on February 28, 2007.

99.12.	Press release issued by ENEL S.p.A., dated February 28, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 1, 2007.

99.13.	Press release issued by ENEL S.p.A., dated March 1, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 1, 2007.

99.14.	Press releases issued by ENEL S.p.A., both dated March 1, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 2, 2007.

99.15.	Press release issued by ENEL S.p.A., dated March 2, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 2, 2007.

99.16	Share Swap Transaction dated March 12, 2007 between Enel Energy Europe S.r.L. and Mediobanca – Banca di Credito Finanziario S.p.A. in respect of 31,500,000 ordinary shares of Endesa, S.A.2

99.17

Guarantee dated March 12, 2007 by ENEL S.p.A. in favor of Mediobanca – Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca - Banca di Credito Finanziario S.p.A. in respect of 31,500,000 ordinary shares of Endesa, S.A.2

99.18	Press release issued by ENEL S.p.A., dated March 12, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 12, 2007.

99.19	Amended and Restated Share Swap Transaction dated March 13, 2007 between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A.3

__________________

1 Previously filed with the Original Schedule 13D

2 Previously filed with Amendment No. 1 to the Original Schedule 13D.

3 Previously filed with Amendment No. 2 to the Original Schedule 13D.

99.20	English translation of press release by ENEL S.p.A. dated March 23, 2007 regarding the negotiations of ENEL S.p.A. with Acciona, S.A.4

99.21	Press Release, dated March 26, 2007, issued by Acciona, S.A. and ENEL S.p.A. regarding Cooperation Agreement dated March 26, 2007.5

99.22	Current report filed on March 26, 2007 by ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores regarding the Cooperation Agreement attached as Exhibit 10.1 hereto).5

99.23	CNMV resolution dated March 23, 2007 and English translation thereof.

99.24	English translation of the CNMV communication regarding the agreement between Acciona, S.A. and ENEL S.p.A. over Endesa, S.A., dated March 26, 2007.

99.25	Complaint filed on March 26, 2007 by E.ON AG, E.ON Zwölfte Verwaltungs GmbH and BKB AG against ENEL S.p.A. and Enel Energy Europe S.r.L. (Civil Action 07 CV 2446).

____________________

4 Previously filed with Amendment No. 3 to the Original Schedule 13D.

5 Previously filed with Amendment No. 4 to the Original Schedule 13D.